Filed Pursuant to Rule 424(b)(5)
Registration No. 333-282298

Amendment No. 1 dated February 18, 2025

To Prospectus Supplement dated October 23, 2024

(To Prospectus Dated October 2, 2024)

Up to $5,000,000 of Common Stock

This Amendment No. 1 to Prospectus Supplement (this “Amendment”), amends our prospectus supplement dated October 23, 2024 (the “Prospectus Supplement”). This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated October 2, 2024 (the “Prospectus”), each of which are to be delivered with this Amendment. This Amendment amends only those sections of the Prospectus Supplement listed in this Amendment; all other sections of the Prospectus Supplement remain unchanged.

On October 23, 2024, we entered into an At-The-Market Issuance Sales Agreement (the “ATM Agreement”) with Alexander Capital, L.P., as selling agent (“Alexandar Capital” or the “Sales Agent”), relating to shares of our common stock, par value $0.001 per share (“common stock”). In accordance with the ATM Agreement, we were authorized to offer and sell shares of our common stock having an aggregate offering price of up to $3,000,000 from time to time through the Sales Agent. As of February 17, 2025, we have sold shares of our common stock pursuant to the ATM Agreement for aggregate gross proceeds of $2,999,995. On February 18, 2025, we entered into a First Amendment to the ATM Agreement (the “First Amendment”) to increase the aggregate offering price of our shares of common stock that we may sell through the Sales Agent to up to $5,000,000. We are filing this Amendment to amend the Prospectus Supplement to increase the aggregate dollar amount of shares of common stock that we may sell through the Sales Agent pursuant to the ATM Agreement and the Prospectus Supplement. Each reference to the term “ATM Agreement” in the Prospectus Supplement is hereby amended to refer to the ATM Agreement after giving effect to the First Amendment.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “BOF.” On February 14, 2025, the last reported sale price of our common stock on Nasdaq was $2.42 per share.

Sales of our common stock, if any, under the Prospectus Supplement, as amended by this Amendment, may be made in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Sales Agent is not required to sell any specific number or dollar amount of securities, but will act as a sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between the Sales Agent and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. We or the Sales Agent, under certain circumstances and upon notice to the other, may suspend the offering of the common stock under the ATM Agreement. The offering of our common stock pursuant to the ATM Agreement will terminate upon the sale of common stock in an aggregate offering amount equal to $5,000,000, or sooner if either we or the Sales Agent terminate the ATM Agreement.

The Sales Agent will receive a commission of 3.0% of the gross proceeds of the sales price per share for any shares sold under the ATM Agreement, as further described under “Plan of Distribution.” The net proceeds from any sale under the Prospectus Supplement, as amended by this Amendment, and the accompanying prospectus, will be used as described under “Use of Proceeds” in the Prospectus Supplement. In connection with the sale of our common stock on our behalf, the Sales Agent may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the Sales Agent may be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the Sales Agent with respect to certain liabilities, including liabilities under the Securities Act.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD REVIEW CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING “RISK FACTORS” IN THE PROSPECTUS SUPPLEMENT, AND UNDER SIMILAR HEADINGS IN THE DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

ALEXANDER CAPITAL, L.P.

The date of this Amendment No. 1 to Prospectus Supplement is February 18, 2025

TABLE OF CONTENTS

Prospectus Supplement

THE OFFERING	S-1
DILUTION	S-2
PLAN OF DISTRIBUTION	S-3
LEGAL MATTERS	S-4

THE OFFERING

Issuer	BranchOut Food Inc.

Securities Being Offered	Shares of common stock having an aggregate offering price of up to $5,000,000, including 1,590,422 shares of common stock sold prior to the date of this Amendment with an aggregate offering price of $2,999,996.

Manner of Offering	“At the market offering” of shares of common stock that may be made from time to time through the Sales Agent, Alexander Capital, L.P. See “Plan of Distribution” on page S-3 of this Amendment.

Common stock to be outstanding after this offering(1)	Up to 9,381,217 shares, assuming sales of 826,448 shares of our common stock in this offering following the date of this Amendment at an offering price of $2.42 per share, which was the closing price of our common stock as reported on Nasdaq on February 14, 2025. The actual number of shares issued will vary depending on the sales price from to time under this offering.

Use of Proceeds	We intend to use the net proceeds of this offering for working capital and general corporate purposes, including operating expenses and capital expenditures.

Risk Factors	Investing in our common stock involves significant risks. Please read the information under the heading “Risk Factors” beginning on page S-5 of the Prospectus Supplement and under similar headings in other documents incorporated by reference into the Prospectus Supplement and the Prospectus.

Nasdaq Symbol	“BOF”

(1)	The common stock outstanding after the offering is based on 8,554,769 shares of our common stock outstanding as of February 17, 2025 and the sale of 826,448 shares of our common stock following the date of this Amendment at an assumed offering price of $2.42 per share, the last reported sale price of our common stock on Nasdaq on February 14, 2025, and does not include:

●	603,470 shares of our common issuable upon exercise of outstanding stock options having a weighted average exercise price of $2.39 per share;
●	108,799 shares of our common stock reserved for future issuance under our 2022 Equity Incentive Plan; and
●	3,422,415 shares of our common issuable upon exercise of outstanding warrants having a weighted average exercise price of $1.89 per share.

S-1

DILUTION

If you purchase shares of our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. We calculate pro forma net tangible book value per share by dividing our pro forma net tangible book value, which is total tangible assets less our total liabilities, by the number of our outstanding shares of common stock.

Our net tangible book value as of September 30, 2024, was approximately $1.525 million, or $0.22 per share. After giving effect to the issuance of 1,590,422 shares of common stock issued in the offering under the ATM Agreement, and the exercise of warrants to purchase 39,747 shares of common stock following September 30, 2024 and prior to the date of this Amendment, our pro forma net tangible book value as of September 30, 2024, was $0.51 per share.

After giving further effect to the sale of our common stock during the term of the ATM Agreement following the date of this Amendment in the aggregate amount of $2,000,004 at an assumed offering price of $2.42 per share, the last reported sale price of our common stock on Nasdaq on February 14, 2025, or $1,920,004 after deducting commissions and estimated aggregate offering expenses payable by us, resulting in an assumed net offering price of approximately $2.32, our pro forma as adjusted net tangible book value as of September 30, 2024, would have been approximately $6.3 million, or $0.67 per share of our common stock. This amount represents an immediate increase in net tangible book value to existing stockholders of $0.16 per share and an immediate dilution in net tangible book value of $1.75 per share to purchasers of our shares of common stock in this offering following the date of this Amendment, as illustrated in the following table:

Assumed public offering price per share		$2.42
Pro forma net tangible book value per share as of September 30, 2024	$0.51
Increase in net tangible book value per share after giving effect to remaining term of this offering	$0.16
Pro forma as adjusted net tangible book value per share as of September 30, 2024		$0.67
Dilution in net tangible book value per share to new investors		$1.75

The table above assumes for illustrative purposes that an aggregate of 826,448 shares of our common stock are sold during the remaining term of the ATM Agreement at a price of $2.42 per share, the last reported sale price of our common stock on Nasdaq on February 14, 2025, for aggregate gross proceeds of $2,000,004. In fact, the shares subject to the ATM Agreement will be sold following the date of this Amendment, if at all, from time to time at prices that may vary. An increase of $1.00 per share in the price at which the shares are sold from the assumed offering price of $2.42 per share shown in the table above, assuming all of our common stock in the aggregate amount of $2,000,004 during the remaining term of the ATM Agreement with the Sales Agent is sold at that price, would increase our adjusted net tangible book value per share after the offering to $0.69 per share and would increase the dilution in net tangible book value per share to new investors in this offering to $2.60 per share, after deducting commissions and estimated aggregate offering expenses payable by us. A decrease of $1.00 per share in the price at which the shares are sold from the assumed offering price of $2.42 per share shown in the table above, assuming all of our common stock in the aggregate amount of $2,000,004 during the remaining term of the ATM Agreement with the Sales Agent is sold at that price, would decrease our adjusted net tangible book value per share after the offering to $0.63 per share and would decrease the dilution in net tangible book value per share to new investors in this offering following the date of this Amendment to $0.73 per share, after deducting commissions and estimated aggregate offering expenses payable by us. This information is supplied for illustrative purposes only.

The discussion and table above are based on 6,924,500 shares of our common stock outstanding (before giving effect to the offering) as of September 30, 2024 and excludes as of that date:

●	593,470 shares of our common issuable upon exercise of outstanding stock options having a weighted average exercise price of $2.39 per share;
●	118,799 shares of our common stock reserved for future issuance under our 2022 Equity Incentive Plan; and
●	3,462,162 shares of our common issuable upon exercise of outstanding warrants having a weighted average exercise price of $1.87 per share.

To the extent that any outstanding warrants are exercised, there may be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

S-2

PLAN OF DISTRIBUTION

We have entered into the ATM Agreement with Alexander Capital, under which we may from time to time issue and sell to or through Alexander Capital, acting as the Sales Agent, shares of our common stock having an aggregate offering price of up to $5,000,000. Sales of the common stock, if any, will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act, or, if expressly authorized by us, in privately negotiated transactions.

As Sales Agent, Alexander Capital will offer our common stock at prevailing market prices subject to the terms and conditions of the ATM Agreement as agreed upon by us and Alexander Capital. Under the ATM Agreement, pursuant to transaction notices we may issue to Alexander Capital from time to time, we will designate the number of shares which we desire to sell, the time period during which sales are requested to be made, and any minimum price below which sales may not be made. Subject to the terms and conditions of the ATM Agreement, Alexander Capital will use its commercially reasonable efforts, consistent with its sales and trading practices, to sell on our behalf all of the shares of common stock requested to be sold by us. We or Alexander Capital may suspend the offering of the common stock being made through Alexander Capital under the ATM Agreement upon proper notice to the other party. Alexander Capital will not engage in any transactions that stabilize the price of our common stock.

Unless otherwise specified in the applicable transaction notice, settlement for sales of our common stock will occur on the first trading day following the time at which an acquiror of common stock entered into a contract, binding upon such acquiror, to acquire such common stock, in return for payment of the net proceeds to us. Settlement for all shares of our common stock shall be effected by book-entry delivery of the shares of our common stock to Alexander Capital’s account at The Depository Trust Company against payments by Alexander Capital of the net proceeds from the sale of such shares of our common stock in same day funds delivered to an account designated by us.

There is no arrangement for funds to be received in an escrow, trust or similar arrangement. We will pay Alexander Capital in cash, upon each sale of our shares of common stock pursuant to the ATM Agreement, a commission equal to 3.0% of the gross proceeds from each sale of shares of our common stock. Because there is no minimum offering amount required as a condition to this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. Pursuant to the terms of the ATM Agreement, we agreed to reimburse Alexander Capital for the fees and disbursements of its counsel (i) in an amount not to exceed $50,000 in connection with the establishment of the at-the-market offering, and (ii) thereafter, an amount not to exceed $3,000 on a quarterly basis. We estimate that the total expense in connection with establishing this “at the market offering,” excluding compensation payable to Alexander Capital, will be approximately $75,000. Because this “at the market offering” will remain open indefinitely, we cannot estimate the aggregate cost for the entire offering at this time.

We will report at least quarterly the number of shares of common stock sold through Alexander Capital under the ATM Agreement, the net proceeds to us and the compensation paid by us to Alexander Capital in connection with the sales of common stock.

In connection with the sales of common stock on our behalf, Alexander Capital will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to Alexander Capital will be deemed to be underwriting commissions or discounts. We have agreed in the ATM Agreement to provide indemnification and contribution to Alexander Capital against certain liabilities, including liabilities under the Securities Act and the Exchange Act.

The offering of our shares of common stock pursuant to the ATM Agreement will terminate upon the earlier of the (i) issuance and sale of all of our shares of common stock provided for in this prospectus supplement, or (ii) termination of the ATM Agreement as permitted therein.

Alexander Capital and its affiliates may in the future provide various investment banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, Alexander Capital will not engage in any market making activities involving our shares of common stock while the offering is ongoing under this prospectus supplement. This summary of the material provisions of the ATM Agreement does not purport to be a complete statement of its terms and conditions.

S-3

LEGAL MATTERS

The validity of the common stock offered by this prospectus supplement will be passed upon by Pachulski Stang Ziehl Jones LLP, New York, New York. Sullivan & Worcester, LLP, New York, New York, is acting as counsel to the Sales Agent.

S-4